July 21, 2022 2Q 2022 Earnings Release Exhibit 99.1

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the second quarter 2022. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

Appendix Contents 2022 Business Outlook Major Business Activities Consolidated Business Performance Business Performance of Major Units

Income +1,672 △160 △1.5%p QoQ 18,292 21,338 23,010 9,238 2Q21 1Q22 2Q22 (billion KRW) Revenue Operating Profit 2Q21 1Q22 2Q22 2Q21 1Q22 2Q22 QoQ QoQ Steel 15,770 18,423 19,331 +908 2,060 1,678 1,762 +84 POSCO 9,277 11,272 11,871 +599 1,608 1,199 1,322 +123 Overseas Steel 5,360 5,952 6,463 +511 395 315 315 - Green Infra. Business 13,410 16,489 18,641 +2,152 269 479 485 +6 POSCO International 7,747 8,567 9,927 +1,360 109 116 176 +60 POSCO E&C 1,632 1,804 2,159 +355 109 94 118 +24 POSCO Energy 350 805 654 △151 5 107 19 △88 Green Materials & Energy Business 502 714 810 +96 34 27 48 +21 POSCO Chemical 467 652 719 +67 35 25 42 +17 12.0% 2,201 2,258 2,098 9.1% 10.6% Steel profit improved as price increased despite raw material cost hike, Green Infrastructure and Materials/Energy business profit remained strong Debt QoQ Cash Balance +1,493 △1,645 19,584 17,939 25,486 1Q22 2Q22 23,993 3,153 3,066 EBITDA △87 Consolidated Business Performance Financial Structure (billion KRW) OP Margin Revenue Operating Profit (billion KRW) 【Before Inter-company Transaction Adjustment】 * Including performance result of POSCO parent basis before the vertical spin-off

Business Performance of Major Units Steel Business Unit Green Infrastructure Business Unit Green Materials & Energy Business Unit POSCO Overseas Steel POSCO International POSCO E&C POSCO Energy POSCO Chemical

POSCO_Production/Sales

Production



QoQ
Utilization Rate*
93.2%
87.4%
84.2%
△3.2%p
(thousand tons)
Crude Steel
9,448
8,770
8,545
△225
Product
9,018
8,452
8,340
△112
2Q21
1Q22
2Q22

* Utilization rate : Crude Steel Production / Crude Steel Capacity

Sales



(thousand tons, %)
QoQ
Sales Volume
8,999
8,454
8,238
△216
Domestic Sales Ratio
59.9
59.1
60.1
+1.0%p
WTP Sales Ratio*
32.2
30.2
28.2
△2.0%p
2Q21
1Q22
2Q22

*Un-ordered and semi-product figure excluded in total sales volume

○ Crude steel and product production volume decreased as major facilities went through revamping

- BF Revamping: Gwangyang No.4 BF, Feb 11~Jun 10, 2022 (120 days)
- Major large-scale maintenance:
  [Pohang] HR No.2 (14 days), STS 3 · 4 steelmaking (14 days)
  [Gwangyang] HR No.3 · 4 (20 days), CR No.2 · 4 (8 days)

[Carbon Steel/STS Production Volume]

(K tons)	2Q21	1Q22	2Q22	QoQ
Carbon Steel	8,543	7,929	7,885	△44
STS	475	523	455	△68

* Including POSCO parent results before the vertical spin-off

○ Sales volume lowered due to production volume decline

- Sales volume (QoQ, k tons) : HR △31, FH △96, CG △66, etc
- Domestic sales ratio expanded to secure stable domestic demand and strengthen domestic market dominance
- WTP sales declined as auto market sentiment lags in recovery

[WTP sales volume(k tons)]



WTP
2,768
2,468
2,231
△237
2Q21
1Q22
2Q22
QoQ

* Including POSCO parent results before the vertical spin-off

Green Tomorrow, With POSCO
2Q22 Earnings Release | July 21, 2022 6

* Including POSCO parent results before the vertical spin-off 2Q21 1Q22 2Q22 ○ Operating profit increased despite raw material cost hike Sales price(carbon steel, thousand won/ton) : ’22.1Q) 1,136 → 2Q) 1,236 (+100) Iron ore applied cost(‘22.1Q price=100) : ’22.1Q) 100 → ’2Q) 98.8 Coking coal applied cost(‘22.1Q price=100) : ’22.1Q) 100 → 2Q) 132.3 ASP increase/cost reduction ’22.1Q △811 Raw material cost increase, etc ‘22.2Q QoQ +599 +123 +0.5%p 9,277 11,272 11,871 1,608 1,322 17.3% 10.6% 11.1% 1,199 1,199 1,322 △811 +1,024 Production·Sales decline △90 ○ Financial soundness improved as cash balance went up despite debt increase EBITDA and cash balance increased as profitability improved Debt rose as won weakened and affected on won-transaction amount of USD-denominated debt *KRW/USD : (1Q22) 1,210.80 → (2Q22) 1,292.90 1Q22 2Q22 Total Debt QoQ Cash Balance +265 +757 6,447 7,204 (billion KRW) 1Q22 2Q22 QoQ Net Debt 754 262 △492 EBITDA 1,799 1,915 +116 【 Net Debt, EBITDA】 7,201 7,466 POSCO_Income/Financial Structure Financial Structure Income (billion KRW) (billion KRW) OP Margin Revenue Operating Profit 【Operating Profit (billion KRW)】

Overseas Steel Subsidiaries_Performance

PT. Krakatau POSCO



Revenue
Operating Profit
(USD million)
619
129
508
82
773
125
2Q21
1Q22
2Q22

- **Operating profit increased QoQ through sales mix based on the market situation and selling HR with slab, after being processed from KS**
  - Sales price hiked as slab supply declined due to ongoing Russia-Ukraine situation : QoQ [Slab] +29% [Plate] +17%
  - Processed through HR facility of KS : Sales volume 150kt, OP U$38mil

Zhangjiagang STS (PZSS)



Revenue
Operating Profit
(USD million)
824
38
857
10
883
△29
2Q21
1Q22
2Q22

- **Profitability worsened as raw material cost went up due to spike in nickel price, demand decline from major STS market due to lock-down in Shanghai region, and intensified competition with competitors**
  - Domestic sales price (QoQ) : +3.1%
  - LME nickel price (QoQ) : +9.6%

Green Tomorrow, With POSCO
2Q22 Earnings Release | July 21, 2022 8

Overseas Steel Subsidiaries_Performance

POSCO Maharashtra


Revenue
Operating Profit
(USD million)
370
419
388
62
54
20
2Q21
1Q22
2Q22

- **Sales volume and price both went down due to steel export tax imposed by Indian government and slow demand from construction and distribution**
  - Sales volume (k tons) : 1Q22) 340 → 2Q22) 322k tons (△18)
  - Sales price (QoQ) : △8%

PY VINA


Revenue
Operating Profit
(USD million)
147
102
104
12
4
7
2Q21
1Q22
2Q22

- **Sales volume slightly decreased as construction demand in Vietnam worsened, however, OP inclined QoQ backed by sales price hike and production cost drop from improvement in production yield**
  - Sales volume (k tons) : 1Q22) 110 → 2Q22) 108 (△2)
  - Sales price (QoQ) : +3.4%

Green Tomorrow, With POSCO
2Q22 Earnings Release | July 21, 2022 9

POSCO International_Performance

Income



(billion KRW)
QoQ
Revenue
7,745
8,567
9,927
+1,360
Operating Profit
109
116
176
+60
OP Margin
1.4%
1.4%
1.7%
+0.3%p
2Q21
1Q22
2Q22

【Revenue by Business】

(billion KRW)	2Q21	1Q22	2Q22	QoQ
Steel	5,172	6,901	7,993	+1,092
Energy	336	346	322	△24
Agri.& Materials	2,237	1,317	1,609	+292

* Excluding Other Sales, as rental revenue generated from Song-do Tower

Major Activities

○ **Steel : Revenue increased as product and raw material sales price went up**

- Steel product sales volume up : (1Q22) 3.51 → (2Q22) 3.55 million tons
- Profit improved as coking coal price went up despite steel raw materials sales volume declined
  - Steel raw materials : (1Q22) 6.46 → (2Q22) 6.24 million tons

○ **Energy : Profit edged up as gas field sales volume improved while revenue from energy trading dropped due to weak fuel oil and LNG trading**

- Operating profit : (1Q22) 42.9 → (2Q22) 104 billion KRW
- Gas sales volume : (1Q22) 41.7 → (2Q22) 45.5 billion ft^3

○ **Agri. & Materials : Both revenue and operating profit expanded as sales improved from S.American soybean and Southeast Asian fat and oil**

- Soybean sales volume : (1Q22) 340 → (2Q22) 550k tons
- Fat and oil sales volume : (1Q22) 11 → (2Q22) 44k tons

Green Tomorrow, With POSCO

2Q22 Earnings Release | July 21, 2022 10

POSCO E&C_Performance

Income

(billion KRW)



QoQ
Revenue
Operating Profit
OP Margin
1,632
109
6.7%
1,804
94
5.2%
2,159
118
5.5%
+355
+24
+0.3%p
'21.2Q
'22.1Q
'22.2Q

【Revenue by Business】

(billion KRW)	2Q21	1Q22	2Q22	QoQ
Plant	368	562	**592**	**+30**
Infrastructure	199	223	**397**	**+174**
Building	1,065	1,019	**1,170**	**+151**

Major Activities

○ **Continued to win orders majorly from city housing projects (2Q 2.7 trillion KRW)**

- Plant : Pohang No.4 BF 3rd stage repairment, Goyang Capital Land Data Center, etc
- Infra. : Facility upgrade for Biological Effluent Treatment(BET) in cokes plant in both worksites
- Construction : Jeongneung renewal project , Noryangjin area 3 development, etc.

○ **Operating profit improved as revenue increased on all businesses**

- Plant : Operating profit reached 1Q level as revenue increased by speeding up the construction process and started new projects, despite materials price hike
- Infra. : Operating profit reached 1Q level as revenue increased by speeding up the construction process
- Construction: Revenue increased by speeding up the construction process despite the materials cost hike and OP improved as payment process went through on 2Q completed constructions
  - Operating profit : (1Q22) 68.7 → (2Q22) 93 billion KRW

Green Tomorrow, With POSCO

2Q22 Earnings Release | July 21, 2022 11

○ Power Generation : Profit dropped as electricity demand declined and electricity price fell Profit edged down due to the drop in CP and SMP, entering the slow season, and scheduled revamping of No.3 and 7 power plant ○ Terminal : Profit declined as number of LNG ship commissions dropped Number of LNG commissioning dropped and margin for commission declined as well due to LNG price hike Stable profit generated from tank rental to customers as SK, S-Oil 2Q21 1Q22 2Q22 QoQ Power demand (GW) 68.2 81.1 71.3 △9.8 SMP (KRW/kWh) 79.2 181.0 156.5 △24.5 (billion KRW) 2Q21 1Q22 2Q22 QoQ Power generation 310 723 620 △103 Terminal 35 78 28 △50 △151 805 654 △88 △10.4%p 1.5% 13.3% 107 2.9% 19 5 350 Major Activities Income POSCO Energy_Performance Revenue Operating Profit (billion KRW) OP Margin 2Q21 1Q22 2Q22 QoQ 【Revenue by Business】 【Market Index】

POSCO Chemical_Performance

Income



(billion KRW)
QoQ
Revenue
467
652
719
+67
Operating Profit
35
7.6%
25
3.9%
42
5.8%
+17
+1.9%p
OP Margin
2Q21
1Q22
2Q22

【Revenue by Business】

(billion KRW)	2Q21	1Q22	2Q22	QoQ
Cathode materials	168	272	347	+75
Anode materials	43	45	46	+1
Refractories	104	137	134	△3
Quicklime/Chemical	153	198	192	△6

Major Activities

○ **Cathode : Profit improved by lithium and metal price hike**

- Sales price increased as raw material cost went up (QoQ +40%)
- Rise in product display price due to rise in exchange rates

○ **Anode : Revenue increased as exchange rate went up**

- Sales volume of small-sized anode materials increased as demand for battery used in small-sized power tool for Samsung SDI inclined (QoQ +17%)
- Rise in product display price due to rise in exchange rates

○ **Refractories, Furnace Maintenance/Construction : Profitability worsened as maintenance schedule delayed and labor cost increased**

- Revenue and profit slightly declined as BOF maintenance delayed
- Profit dropped as labor cost for subcontractors increased

○ **Quicklime / Chemical : Improved profit due to rise in chemical product sales price**

- Tar price increased alongside of oil price increase
  - Tar sales price (QoQ) : +30.4%

Green Tomorrow, With POSCO
2Q22 Earnings Release | July 21, 2022 13

Major Business Activities Major Business Activities Appendix 2022 Business Outlook Secondary Battery Materials Next Generation Battery Materials Business Energy Business

Major Business Activities_Secondary Battery Materials

Lithium · Nickel

Lithium **Plant construction started as scheduled**

○ P-Argentina **brine plant stage 1 (25k tons, ~Apr 24)**
- Upstream started construction in March, Downstream proceeded to stage of building-up its frame in June
- Extraction pipe to be built for full-scale brine production (3Q)

○ P-Pilbara Lithium Solution **construction underway (43k tons, ~Oct 23)**

Nickel **Start construction for converting SNNC to produce battery-grade nickel (20k tons)**

○ Upstream(Iron-removal) : Start construction in June (complete in 3Q23)

○ Downstream(refining): Start construction in 3Q (complete in 4Q23)



Ground-breaking of Upstream

Cathode/Anode Materials

Cathode

○ **Launch Ultium CAM, JV of P-Chemical and GM** (May)
- Complete construction by 2H24
- Located in Quebec, Canada
- Production capacity 30k tons/yr



Landscape of Ultium CAM (Quebec, CN)

○ **Gwangyang stage 3,4 completed** (60k tons, June)

Anode

○ **Sejong 2-2 plant for artificial graphite anode materials complete** (10k tons, May)

Recycling

○ **Completed construction of PLSC, Poland (Black Mass production capacity 8k tons/yr) (Jun) : Plan to start production in September**

○ **Construction for HY Clean Metal in Gwangyang underway (construction progress rate 47%) : Scheduled to complete in November**

Green Tomorrow, With POSCO

2Q22 Earnings Release | July 21, 2022 15

Major Business Activities_Next Generation Battery Materials Business

Acquired SiOx anode technology (M&A of Teratechnos)
Build base to co-develop solid state battery technology (Stake investment in Prologium)

- **2022.3** Established P-JKSS
- **2022.5** Invested in Prologium
- **2022.7** Acquired Teratechnos
- **2024** Commercialize SiOx Anode
- **2027** Commercialize solid electrolyte
- **2030** Commercialize solid state battery

Established POSCO JK Solid Solution(P-JKSS)(Mar 22)

- **Joint Venture for solid electrolyte**
  (Jeong Kwan 60%, P-Holdings 40%)
- Co-test underway with battery makers/OEMs (~2026)
  - Commercial production targeted to start in 2027
    (7.2k tons by 2030)

Acquired Teratechnos (Jul 22)

- **100% stake acquired for company holding SiOx anode technology (47.8bn won)**
  - Major technology : Continuous production of SiOx anode
    · Production volume 4 times, cost reduction by 30~40% compared to conventional batch-type technology
- Capacity to be expanded for commercialized production of SiOx in 2024 · Capacity(tons) : (22) 100 → (25) 500

Invested in Taiwan's Prologium(May 22)

- **Commercialized in small-sized solid state battery (wearable device, etc.)**
  - POSCO Holdings stake 2.1%
- Reached an agreement on co-developing solid state battery for EV and material application
- **Test is ongoing for next generation battery material of POSCO Group**

Solid Electrolyte (P-JKSS) | SiOx Anode(Teratechnos)


Prologium(Taiwan)


Teratechnos(Korea)


JK Solid Solution(Korea)

Green Tomorrow, With POSCO
2Q22 Earnings Release | July 21, 2022 16

Major Business Activities_Energy Business

P-INT'L **Triple the production volume**(1.2 mil ton/yr in 2025) **of SENEX**(Acquired Apr 22)**→ Bring in LNG 400k tons/yr to Korea** **(from 26)**

Increase production of SENEX gasfield

- **Triple the production volume by 2025**
  - Production volume*(10k tons) : **42**(22)→ 86(24)→ **120**(25)
  - Mine lots : 168(22)→258(23)→ **562**(25)
  - CAPEX : A$0.61 bil (drilling 0.21, gas refining 0.31, water process 0.09)
    . CAPEX will be injected 50% by stakeholders and 50% debt

* Production volume is shown as LNG converted amount for easier understanding

Utilize the increased gas (800k tons)

- **Bring in 400k tons of LNG domestically** **(from 2026)**
  - The volume will be used as fuel for No.3, 4 LNG power generations, etc.
- **Also will be sold domestically in Aus. for stable operation**
- **Review to use as resources for urea and green ammonia**
  - Feasibility test under way for 1 million tons of urea production

P-Energy **Expand the LNG Midstream business by expanding No.2 LNG terminal in Gwangyang**

- **Pursue to expand LNG storage tank within Industrial Complex in Gwangyang** (complete by 2025)
  - Capacity : : 2 storage tanks of 200k kℓ, anchor berth able to land 270k kℓ-sized ship
    · Size of LNG storage tank : 730k kℓ(2022) → 930k kℓ(2024) → **1.33mil kℓ**(2025)
  - CAPEX : Approximately 870 billion KRW
  - Use to storage imported LNG and utilize for related businesses (ship commissions, LNG Bunkering, etc)



Green Tomorrow, With POSCO

2Q22 Earnings Release | July 21, 2022 17

8.6 23.7 86.0 2022 Business Outlook POSCO Holdings Consolidated CAPEX (trillion KRW) Revenue (trillion KRW) Debt (trillion KRW)

Summarized Income Statement Appendix Summarized Balance Sheet

2Q21 1Q22 2Q22 QoQ Revenue 18,292 21,338 23,010 1,672 Gross Profit 2,823 2,929 2,733 △196 (Gross Margin) (15.4%) (13.7%) (11.9%) △1.8%p SG&A 623 671 635 △36 Operating Profit 2,201 2,258 2,098 △160 (Operating Margin) (12.0%) (10.6%) (9.1%) △1.5%p Non-Operating Profit 63 103 △5 △108 Share of Profit(Loss) of Equity-accounted Investees 188 248 194 △54 Finance Income and Costs △54 △145 50 195 Foreign Currency Transaction & Translation Gain(Loss) 12 △63 △285 △222 Net Profit 1,807 1,907 1,799 △108 (Net Margin) (9.9%) (8.9%) (7.8%) △1.1%p Profit Attributable to Owners of the Controlling Company 1,664 1,712 1,588 △124 Summarized F/S_Consolidated Income Statement (billion KRW)

2Q21 1Q22 2Q22 QoQ Current Assets 40,182 50,929 52,132 +1,203 Cash Balance* 16,683 19,584 17,939 △1,645 Accounts Receivable 9,422 11,708 12,394 +686 Inventories 11,427 16,079 17,962 +1,883 Non-Current Assets 43,288 47,698 49,738 +2,040 PPE 29,334 29,709 30,402 +693 Intangible Assets 4,318 4,206 5,222 +1,016 Other Long-term Financial Assets 1,890 2,371 2,300 △71 Total Assets 83,470 98,627 101,870 +3,243 Liabilities 32,614 41,465 43,121 +1,656 Current Liabilities 17,744 23,577 25,757 +2,180 Non-Current Liabilities 14,870 17,888 17,364 △524 Interest-bearing Debt 20,303 23,993 25,486 +1,493 Equity 50,856 57,162 58,749 +1,587 Owners of the Controlling Company 46,757 51,994 53,256 +1,262 Summarized F/S_Consolidated Balance Sheet (billion KRW) * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities